Filed pursuant to Rule 433
Registration No. 333-282058
August 12, 2026
PRICING TERM SHEET

Issuer:	Public Service Company of Oklahoma
Expected Ratings*:	Baa1 by Moody’s Investors Service, Inc. BBB+ by S&P Global Ratings, a division of S&P Global Inc. A- by Fitch Ratings, Inc.
Designation:	Senior Notes, Series O, due 2034	Senior Notes, Series P, due 2056
Principal Amount:	$450,000,000	$550,000,000
Maturity:	February 15, 2034	August 15, 2056
Coupon:	5.40%	6.30%
Interest Payment Dates:	February 15 and August 15	February 15 and August 15
First Interest Payment Date:	February 15, 2027	February 15, 2027
Day Count Convention	30/360
Treasury Benchmark:	4.375% due July 31, 2033	4.750% due February 15, 2056
Treasury Yield:	4.504%	5.240%
Reoffer Spread:	T+90 basis points	T+112 basis points
Yield to Maturity:	5.404%	6.360%
Price to Public:	99.975% of the principal amount thereof	99.201% of the principal amount thereof
Redemption Terms:
Make-whole call:	Prior to December 15, 2033 at a discount rate of the Treasury Rate plus 15 basis points	Prior to February 15, 2056 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after December 15, 2033 at par	On or after February 15, 2056 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	744533 BT6/US744533BT62	744533 BU3/US744533BU36
Transaction Date:	August 12, 2026
Settlement Date:	August 14, 2026 (T+2)
Joint Book-Running Managers:	Barclays Capital Inc. BMO Capital Markets Corp. KeyBanc Capital Markets Inc. SMBC Nikko Securities America, Inc.
Co-Managers:	PNC Capital Markets LLC Santander US Capital Markets LLC U.S. Bancorp Investments, Inc. Citizens JMP Securities, LLC Guggenheim Securities, LLC Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 under the 1934 Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the first business day before delivery of the Senior Notes will be required, by virtue of the fact that the Senior Notes initially settle in T+2, on August 14, 2026, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at (888) 603-5847, BMO Capital Markets Corp. toll-free at (888) 200-0266, KeyBanc Capital Markets Inc. toll-free at (866) 227-6479 or SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856.